UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

20 September 2023

Pearson plc

Announcement of share repurchase programme

Further to its announcement on 31 July 2023 at its Interim Results, Pearson plc (the Company) announces the commencement of its £300 million share buyback programme (the Programme).

The Programme will commence tomorrow, 21 September 2023, and is anticipated to end on or before 7 March 2024 (the Engagement Period). Purchases may continue during any closed periods of the Company during the Engagement Period.

The Company has entered into an engagement with Citigroup Global Markets Limited (the Bank) under which it has issued a non-discretionary irrevocable instruction to the Bank to manage the share buyback programme. The Bank will carry out the instruction through the acquisition of ordinary shares in the Company for subsequent repurchase by the Company. The Bank will make trading decisions in relation to the Company's ordinary shares repurchased under the buyback programme independently of, and uninfluenced by, the Company.

Any acquisitions of its ordinary shares by the Company will be effected within certain pre-set parameters set out in the Bank's engagement letter, and in accordance with the Company's AGM authority to repurchase ordinary shares (at the AGM on 28 April 2023, shareholders gave the Company authority to purchase a maximum of 71,612,324 ordinary shares), Chapter 12 of the Financial Conduct Authority's Listing Rules and the provisions of the Market Abuse Regulation 596/2014/EU (as it forms part of UK law pursuant to the European Union (Withdrawal) Act 2018, as amended).

The sole purpose of the Programme is to reduce the capital of the Company. As such, the Company will cancel any ordinary shares purchased.

For the avoidance of doubt, no repurchases will be made in respect of the Company's American Depositary Receipts.

The Bank may undertake transactions in the Company's ordinary shares during the Engagement Period in order to manage its market exposure under the Programme.

There is no change to the Group financial guidance for 2023 published by the Company in its Interim Results on 31 July 2023 and our medium-term Group level guidance is also unchanged.

CONTACTS

Investor Relations	Jo Russell	+44 (0) 7785 451 266
	James Caddy	+44 (0) 7825 948 218
	Gemma Terry	+44 (0) 7841 363 216
	Brennan Matthews	+1 (332) 238-8785
Teneo	Charles Armitstead	+44 (0) 7703 330 269

Notes
Forward looking statements: Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson's publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson's latest annual report and accounts, which can be found on its website (www.pearsonplc.com). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 20 September 2023
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary